 **EnerNorth Industries Inc.**

February 18, 2005

Via Facsimile (202) 942-9528 and mail

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
20549-0405

Re: EnerNorth Industries Inc.
Form 20-F, filed October 20, 2004.
File No. 0-29586

Dear Mr. Schwall:

I am writing in response to your review questions submitted to me on January 21, 2005. The headings below agree with the numbered questions in your letter.

20-F for the year ended June 30, 2004

General

1. In future Form 20-F filing we will place page numbers at the bottom of each page.

Operating and Financial Review and Prospects

Liquidity and Capital Resources

2. The Oil & Gas Division commenced operations in February of 2001 and since then has produced positive cash flow. In Item 4.D – "Property, Plant and Equipment – Proved Reserves" the Form 20-F illustrates that the value of proved reserves discounted at 10% has steadily increased since the end of Fiscal 2002 (2004 - $3,349,000; 2003 - $3,312,000; and 2002 - $ 2,498,000). In addition on the following page under Net Revenues we see net revenues steadily increasing as well as a steady increase in Average Net Back per barrel of oil equivalents ("boe") (net back per barrel of oil equivalents is an oil and gas industry measure of cash flow).

As an amendment to the Liquidity and Capital Resources section of the Form 20-F we submit Exhibit A.

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada Tel: 416.861.1484 Fax: 416.861.9623 website: www.enernorth.com

CF1-00010020

With respect to viability of the Oil & Gas Division we believe the above information will be sufficient for a reader of our Form 20-F. With respect to our long term plans and objectives that could affect future cash flows we have the following excerpts in our Form 20-F under *"Liquidity and Capital Resources: Outlook and Prospective Capital Requirements"*, "the Oil & Gas Division is adding positive cash flow to fund corporate operations and future development and growth. At present the Company intends to expand its oil and gas operations although such growth in the next fiscal year may be curtailed due to working capital constraints". The Company also discloses the following long term related information: "As part of the Company's oil and gas exploration and development program management of the Company anticipates further expenditures to expand its existing portfolio of proved and probable oil and gas reserves. Amounts expended on future oil and gas exploration and development is dependent on the nature of future opportunities evaluated by the Company". We believe that the above information in addition to the information added above should be sufficient to meet our filing requirements.

3.   There are several categories of accounting where critical estimates are necessary to record the activity reported in our financial statements. In this regard management has determined that the critical estimates that may have a material affect on the Company's future cash flows or liquidity are the Oakwell Engineering Limited Claim ("Oakwell Claim") and the Valuation of the Company's Investment in Konaseema EPS Oakwell Power Limited ("KEOPL"). With respect to both of these items it is apparent that the only items one could perform a sensitivity analysis on are 1) the exchange rate used and 2) the actual amount paid or recovered if different from the amount recorded.

In this regard we propose a reference to the *"Critical Accounting Estimates - Oakwell Claim and the Valuation of the Company's Investment in Konaseema EPS Oakwell Power Limited"* in the Liquidity and Capital Resources section as outlined in Exhibit B. We also propose adding the sensitivity analysis enclosed in Exhibit B to be inserted into the respective items within Critical Accounting Estimates.

Financial Statements

   Audit Report

4.   See attached Exhibit C.

   Statement of Cash Flows

5.   See attached Exhibit D.

6.   The "due from co-venturers" line item in the cash flow represents the net change in balances between this year and last year. There is one reconciling item related to amortization of one of the balances amounting to $15,673. See attached Exhibit D.

Summary of Significant Accounting Policies

Oil and Gas Properties

7.   We have expanded the description of Note 17(f) in Exhibit E and we taking into account the US reporting differences in the US GAAP reconciliation. We will move the tabular disclosures to the front of the note.

Note 12 – Other Income

8.   The management fees received from a joint venture partner was recognize as "Other income" not as interest income. Further the management fees referred to do not originate from our Oil & Gas Division, instead they originate from our Industrial & Offshore Division (a resultant fee related to offshore maintenance contract work. As such the fee has no relation to the guidance under U.S. GAAP Rule 4-10 (c)(iii) of Regulation S-X. We do not have any management fees related to our oil and gas operations. Therefore we do not believe further disclosure is necessary.

Note 17 – Reconciliation to Accounting Principles Generally Accepted in the United States

9.   As you believe it would be more conducive to present tabular reconciliations of Canadian to U.S. GAAP before discussing the individual reconciling items, we have prepared the information in tabular format attached as Exhibit E.

Note 21 – Oakwell Claim Payable

10.   We assessed the Singapore judgment based on the FASB Statement of Financial Accounting Standards No. 5. The Singapore Judgment was awarded to Oakwell Engineering Limited by the High Court of the Republic of Singapore and the Company's appeal was dismissed by the Court of Appeal of the Republic of Singapore. As the Court of Appeal is the final Court in Singapore we based our assessment that payment of the Oakwell Claim was probable. The amount recorded by the Company could be reasonably estimated by the amount of the award under the Singapore Judgment. We therefore recorded the liability and no U.S. GAAP reconciling item was required. If in the future our defense is proven to be effective then we will reassess the Oakwell Claim.

Regarding the assumptions used to estimate and record the liability, management took the Singapore Judgment amount (awarded in foreign currencies) and converted it into the Canadian dollar equivalent. Regarding the nature of the claim, in the prior years we disclosed a contingent liability relating to a Settlement Agreement between the Company and Oakwell Engineering Limited. Upon the Company receiving the Singapore judgment the most salient nature to be described was the decision of the Singapore courts, the amount of the Oakwell Claim and the enforceability of the Singapore Judgment in Canada.

The Company has no assets in Singapore and the Singapore Judgment on its own has no legal standing in Ontario.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario seeking to enforce the Singapore Judgment in Ontario. The Company is of the view that the Judgment was improperly granted against it and brought its own Application to the Superior Court of Justice for the Province of Ontario against Oakwell for a declaration that the Judgment is unenforceable in the Province of Ontario. A hearing was held December 6 through 9, 2004.

We expect that a decision from the Superior Court of Justice, Ontario will be rendered by the fiscal year end June, 2005. Both sides have expressed an intention to appeal if unsuccessful. Further hearings at the Court of Appeal Ontario is therefore likely and the possibility exists of a hearing in the Supreme Court of Canada. This could involve an ultimate time frame of up to 4 years before a final decision is rendered.

The High Court of Singapore, gave no legal analysis of its decision. The Court of Appeal of the Republic of Singapore gave no reason at all for its decision, and provided nothing verbally or in writing, it just dismissed the appeal.

The responses of a legal nature to your queries regarding Note 21 are submitted to you as a Private and Confidential. We have not had the opportunity to submit this part of the response to our legal counsel and so reserve the right to retract, rephrase or otherwise modify our response.

I trust that we satisfactorily answered your questions. A copy of this your letter and our response have been forwarded to the Company's audit committee and the Company's auditor, BDO Dunwoody LLP. Please advise us if our suggested changes should be amended in our Form 20-F or, if you have further questions or wish to clarify anything mentioned above, please do not hesitate to contact the undersigned.

Sincerely,

EnerNorth Industries Inc.

Scott T. Hargreaves, CFA, CA
Chief Financial Officer

cc. Audit Committee of EnerNorth Industries Inc.
    BDO Dunwoody LLP
    BDO Seidman LLP

**Appendix A**

Since the Oil & Gas Divisions inception in 2001 revenues, cash flows from operation (as measured by net back) and the total present value of reserves have increased. Below is the actual results from the Oil and Gas Division for the last three fiscal periods ending June 30:

(Canadian $)	2004	2003	2002
Total production (boe)	17,479	17,086	21,955
Total net revenue	$ 659,456	$ 579,749	$ 448,463
Net back per boe	$ 21.95	$ 12.88	$ 8.55
Total net back	$ 383,651	$ 220,068	$ 187,712
Net present value of proved reserves discounted at 10%	$3,349,000	$3,312,000	$2,498,000

With respect to the steady increase in the net present value of proved reserves during the year the Company expended $1,740,154 on exploration and development of reserves. Of this $782,000 (undiscounted) of new reserves were discovered with the remaining amounts relating to changes in assumptions of reserve estimates.

CF1-00010024

Insert into Liquidity and Capital Resources:

With respect to specific estimates that could have a material affect on future operations and cash flows please see Critical Accounting Estimates - Oakwell Claim and the Valuation of the Company's Investment in KEOPL.

Insert into Critical Accounting Estimates:

Oakwell Claim- to insert at bottom of paragraph

The following sensitivity measures the affect on future cash flows and profitability given a 10% increase or decrease in exchange rates. The sensitivity also measures the affect on future cash flows and profitability given future ruling results in full settlement, a 50% settlement and an outright declaration that the Singapore judgment is unenforceable in Ontario, Canada.

Sensitivity Analysis of Oakwell Claim	Valuation	Affect on Net Income - increase (decrease)	Effect on Future Cash Flow - future payment
Base case – Full payment of balance sheet estimate	$ 7,915,681	$ -	$ (7,915,681)
10% appreciation in Canadian currency	$ 7,124,113	$ 791,568	$ (7,124,113)
10% depreciation in Canadian currency	$ 8,707,249	$ (791,568)	$ (8,707,249)
Settlement for 50% of value with Oakwell	$ 3,957,841	$ 3,957,841	$ (3,957,841)
Oakwell Claim found unenforceable	$ -	$ 7,915,681	$ -

Assuming the full amount is payable and foreign currency rates remain stable then future net income will not be affected whereas future net cash of $7.9 million will be paid. Assuming a 10% appreciation in the Canadian currency then future net income will increase by $0.8 million and the future cash outlay will be $7.1 million. Assuming a 10% depreciation in the Canadian currency then future net income will decrease by $0.8 million and the future cash outlay will be $8.7 million. Assuming the Company is able to settle with Oakwell for 50% of the amount accrued at the year ending June 30, 2004 then future net income will increase by roughly $4.0 million and the future cash outlay will be $4.0 million and finally assuming the Oakwell Claim is unenforceable in Ontario then the affect on future net income would be an increase of $7.9 million and there will be no future outlay of cash resources.

Valuation of the Company's Investment in KEOPL- to add at bottom of paragraph

The following sensitivity measures the affect on future cash flows and profitability given a 10% increase or decrease in exchange rates. The sensitivity also measures the affect on future cash flows and profitability given future amount recovered from VBC results in full recovery, a 50% settlement and no recovery on the investment (Please note that if there is no recovery on the investment then the Company will continue to hold the underlying shares in KEOPL which represent roughly a 3% interest in a 459 Mega Watt power project).

Sensitivity Analysis of KEOPL Investment	Valuation	Affect on Net Income - increase (decrease)	Effect on Future Cash Flow - future payment
Base case – Full recovery of balance sheet estimate	$ 3,365,000	$ -	$ 3,365,000
10% appreciation in Canadian currency	$ 3,028,500	$ (336,500)	$ 3,028,500
10% depreciation in Canadian currency	$ 3,701,500	$ 336,500	$ 3,701,500
50% recovery from VBC	$ 1,682,500	$(1,682,500)	$ 1,682,500
Unable to collect from VBC	$ (1)	$ (1)	$ (1)

Assuming the full amount is recoverable and foreign currency rates remain stable then future net income will not be affected whereas future net cash of $3.4 million will be received. Assuming a 10% appreciation in the Canadian currency then future net income will decrease by $0.3 million and the future cash received will be $3.0 million. Assuming a 10% depreciation in the Canadian currency then future net income will increase by $0.3 million and the future cash received will be $3.7 million. Assuming VBC is able to settle with EnerNorth for 50% of the amount agreed in the Arbitration Award as valued at the year ending June 30, 2004 then future net income will decrease by roughly $1.7 million and the future cash received will be $1.7 million and finally assuming the VBC does not honour the Arbitration Award then we are unable to measure the affect on net income and future cash flow as an alternative measurement basis should be applied (1).

Exhibit C

Auditors' Report

To the Shareholders of
EnerNorth Industries Inc.

We have audited the consolidated balance sheets of EnerNorth Industries Inc. as at June 30, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years ended June 30, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and its cash flows for the years ended June 30, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

/s BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
August 31, 2004

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended June 30	2004	2003	2002
Cash provided by (used in)			
Operating activities			
Net loss from continuing operations for the year	$ (2,217,942)	$ (8,047,476)	$ (1,131,370)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Amortization of capital assets and depletion	803,324	733,560	698,613
Future Income taxes	28,441	443,300	634,600
Gain on sale of capital assets	(7,267)	(9,532)	(7,895)
Oakwell claim	2,015,681	5,900,000	-
Gain on sale of marketable securities	(16,470)	(96,097)	(22,311)
Unrealized foreign exchange loss	135,000	-	-
Minority Interest	75,141	-	-
Valuation provision on marketable securities	-	-	108,376
Write down of inactive capital assets	-	-	316,668
Net change in non-cash working capital balances (Note 13)	(3,868,903)	1,698,123	(2,617,222)
	(3,052,995)	621,878	(2,020,541)
Investing activities			
Proceeds (purchase) of marketable securities, net	(327,765)	203,093	(148,652)
Net change in due from co-venturers	(477,691)	(307,917)	49,542
Purchase of oil and gas assets	(1,740,154)	(354,625)	(2,759,206)
Purchase of capital assets	(156,312)	(472,758)	(163,087)
Proceeds from sale of capital assets	41,276	35,458	22,900
	(2,660,646)	(896,749)	(2,998,503)

Financing activities

Bank indebtedness	176,077	574,167	633,765
Long term debt, net	(230,987)	(197,107)	(198,207)
Repayments to shareholders	(360,419)	(225,927)	(404,057)
Issuance of common shares	-	1,242,400	9,355,543
	(415,329)	1,393,533	9,387,044
Net increase (decrease) in cash during the year	(6,128,970)	1,118,662	4,368,000
Cash and cash equivalents, beginning of year	6,729,283	5,610,621	1,242,621
Cash and cash equivalents, end of year	$ 600,313	$ 6,729,283	$ 5,610,621

See supplementary cash flow information (Note 13 (a))

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

17. Reconciliation to Accounting Principles Generally Accepted in the United States

If US GAAP as allowed by Item 17/18 of Form 20F were followed, the effect on the consolidated balance sheet would be as follows:

	2004	2003
Total assets per Canadian GAAP	$23,262,596	$28,834,961
Unrealized gain on marketable securities (e)	108,650	50,612
Transitional impairment loss (Note 5)	1,945,786	-
Writedown oil and gas properties (f)	(2,200,588)	(1,044,000)
Total assets per US GAAP	$23,116,444	$27,841,573
Total liabilities per Canadian GAAP and US GAAP	$16,097,577	$17,581,355
Minority interest per Canadian and US GAAP	$ 75,141	$ -
Total shareholders' equity per Canadian GAAP	$ 7,089,878	$11,253,606
Other paid in capital adjustment.per US GAAP		
Compensation expense (a)	413,102	413,102
Debt discount (b)	683,162	683,162
Accumulated other comprehensive income		
Unrealized gain on marketable securities (e)	108,650	50,612
Deficit adjustments per US GAAP		
Amortization of debt discount	(683,162)	(683,162)
Compensation expense	(413,102)	(413,102)

Writedown oil and gas properties	(254,802)	(1,044,000)
Total shareholders' equity per US GAAP	$ 6,943,726	$10,260,218

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

17.   Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

If US GAAP by Item 17/18 of Form 20F were followed, the effect on the
consolidated statements of loss and comprehensive loss would be as follows:

	2004	2003	2002
Net loss from continuing operations according to Canadian GAAP	$ (2,217,942)	$ (8,047,476)	$ (1,131,370)
Compensation expense adjustment (a)	-	-	(111,171)
Amortization of debt discount (b)	-	-	(155,180)
Writedown oil and gas properties (f)	(1,156,588)	-	(1,044,000)
Net loss according to US GAAP before cumulative effect of a change in accounting principle	(3,374,530)	(8,047,476)	(2,441,721)
Cumulative effect of a change in accounting principle	-	-	(2,056,832)
Net loss according to US GAAP	(3,374,530)	(8,047,476)	(4,498,553)
Unrealized (loss) gain on marketable securities (e)	108,650	50,612	(34,077)
Comprehensive net loss according to US GAAP	$ (3,265,880)	$ (7,996,864)	$ (4,532,630)
Net loss available for common shareholders according to US GAAP	$ (3,374,530)	$ (8,047,476)	$ (4,498,553)

CF1-00010032

Basic and diluted net loss per common share from continuing operations according to US GAAP	$	(0.83)	$	(2.11)	$ (1.10)
Loss per common share for the cumulative effect of a change in accounting principle for GAAP	$	-	$	-	$ (0.93)
Basic and diluted net loss per common share according to US GAAP	$	(0.83)	$	(2.11)	$ (2.03)
Shares used in the computation of basic and diluted earnings per share		4,059,009		3,806,224	2,212,795

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

17. **Reconciliation to Accounting Principles**
Generally Accepted in the United States - (Continued)

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a) Stock Options

Under US GAAP (FAS 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Prior to the adoption of the Canadian Institute Chartered Accountants ("CICA") section 3870, under Canadian GAAP the options were disclosed and no compensation expense was recorded. The calculation for the compensation of $Nil (2003 - $Nil, 2002 - $8,621) is based on the Black Scholes option pricing model with the assumption that no dividends are to be paid on common shares, a weighted average volatility factor for the Company's share price of Nil (2003 - Nil, 2002 - 0.31) for Nil (2003 - Nil, 2002 - 6,667) options issued during fiscal 2003 and a weighted average risk free interest rate of 5% over a four year period and a fair value of options of $Nil (2003 - $Nil, 2002 - $1.29) and a share price of $Nil (2003 - $Nil, 2002 - $8.10).

(b) Interest Free Loans

Under US GAAP, the benefit of interest free loans is reflected as a discount to the debt and a credit to paid in capital. This discount is computed using the current borrowing rate available to the Company and amortized over the life of the debt.

(c) Joint Venture

Under US GAAP, the Company would use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting. For further information see Note 6.

CF1-00010034

(d) Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities see Note 17(e).

(e) Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealized gains and losses are recognized as a separate item in the shareholder's equity section of the balance sheet unless impairments are considered other than temporary.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

17.   **Reconciliation to Accounting Principles**
Generally Accepted in the United States - (Continued)

(f) Oil and Gas Properties

Under US GAAP, the Company is required to discount future proved net revenues at 10% for purposes of calculating any required ceiling test write-down. In applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP, except the Company is required to discount future proved net revenues at 10% using constant prices as at the balance sheet date as opposed to utilizing the fair market value forecast prices and proved and probable reserves for Canadian GAAP. A transitional impairment loss was recorded for Canadian GAAP purposes due to a change in accounting policy, whereas for US GAAP purposes a further write-down was recorded.

(g) Modified Stock Options

Under US GAAP stock options that have been modified to reduce exercise price are accounted for as variable. Therefore, the option value is remeasured at the end of each period. During 2001, the Company repriced 19,167 options with an intrinsic value of $92,000 which has been included in the compensation expense adjustment. During 2002, these repriced options were exercised and an additional intrinsic value of $102,550 was recorded to the compensation expense adjustment on their respective measurement dates. These options were cancelled in 2003 and therefore no compensation expense was recorded in 2003 or 2004.

(h) Recently issued Accounting Standards

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires that the Company complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. During 2002, the Company adopted the new CICA Section 3062, Goodwill and Other Intangibles for Canadian GAAP purposes as disclosed in Note 5. The Company also early adopted SFAS 142 which is similar to Section 3062 and results in the same transitional impairment loss of $2,056,832. This transitional impairment loss has been reported as a cumulative effect of a change in accounting principle. Goodwill had previously been amortized over 10 years.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

17.   Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

(h) Recently Issued United States Accounting Standards (continued)

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the fiscal year ending June 30, 2003. During 2002, Company early adopted the new CICA Section 3110 Asset Retirement Obligations for Canadian GAAP purposes as disclosed in Note 5. Section 3110 is similar to SFAS 143 except for the transitional provisions. Under US GAAP, the cumulative effect of the change in accounting principle would be shown and no retroactive adjustment would be made to the comparative figures. Under US GAAP, the cumulative effect of the change in accounting principle was considered to be immaterial.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective generally at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting a cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on the financial position or results of operations.

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facsimile transmittal

To:	Roger Schwall, Assistant Director	**Fax:**	202-942-9528
From:	Scott T. Hargreaves	**Date:**	2/18/2005
Re:	Letter dated January 21, 2004	**Pages:**	20

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